NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

January 9, 2008

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/9/2008

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Citigroup by John G. Carlevaro. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John G. Carlevaro
P.O. Box 776
Cypress, TX 77410

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

December 20, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by John G. Carlevaro ("Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by John G. Carlevaro (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 22, 2008 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(h)(3) promulgated under the Exchange Act.

Rule 14a-8(h)(3) permits a company to exclude all of a Proponent's proposals from its proxy materials for a period of two calendar years if the Proponent or his "qualified representative fail to appear and present the proposal, without good cause."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 12, 2008.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: John G. Carlevaro
Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A (the "Proposal"), submitted by John G. Carlevaro (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 22, 2008.

The Proposal states:

"It is incumbent that each shareholder be it an individual or fund manager, who represents their client, holds the directors and named executives accountable for their decisions."

"The year 2007 has provided ample evidence of past management decisions effecting current earnings and stockholder value. The decision to engage in the purchase of subprime loans has had a devastating effect on stockholder value. Named executives and directors were acquiescent in the decision to acquire these high risk, high reward instruments. Therefore in order to make the directors and management more accountable for the impact of their decisions to the owners of the corporation; the stockholders, I propose that the execution of any vested stock award occur after the full impact of these decisions have had a chance to be manifested. Too often the award is predicated on short term results before the full weight of the decision has been felt. To achieve more equity between the company's management and the shareholders I propose the following:."

"RESOLVED: The board modifies the granting of any stock awards under any plan or program to named executives and directors to include the provision that the sale of underlying shares acquired through these programs are restricted until a period of three years has lapsed from the date of the vesting."

The Company believes that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(h)(3) because the Proponent failed to appear, or to appoint a qualified representative to appear, without good cause, at the Company's 2007 Annual Meeting to present a prior shareholder proposal at that meeting.

THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPONENT FAILED TO APPEAR AT THE COMPANY'S 2007 ANNUAL MEETING OF STOCKHOLDERS

The Proponent submitted a proposal (the "2007 Proposal") for consideration by stockholders at the Company's 2007 Annual Meeting. The Proponent did not appear to present the 2007 Proposal and did not provide the Company with an explanation for his absence. Neither did he send a representative.

On November 8, 2007, the Proponent submitted the Proposal. In his submission, the Proponent failed to provide any explanation for his absence at the 2007 Annual

Meeting. The Company then notified the Proponent of this deficiency (the "Notice," annexed hereto as Exhibit B). As of today's date, the Proponent has failed to respond in any manner as to why he or his representative did not attend the 2007 Annual Meeting.

Under Rule 14a-8(h)(3), it was the Proponent's responsibility to attend the 2007 Annual Meeting to present the 2007 Proposal or, in the alternative, to ensure that a qualified representative appeared on his behalf and that the representative was adequately prepared to attend and to participate in the meeting on a timely basis.

The Division has placed the burden on the proponent of a shareholder proposal to demonstrate that he or she had "good cause" for failing to present his or her proposal at a meeting of security holders. See *Transamerica Inc.* (December 27, 1989) ("[w]hile the proponent provides information to suggest that he had 'good cause' for such failure, there is no information to indicate that the proponent took steps to avoid such cause"); *ConocoPhillips* (March 5, 2007) (proponent had no "good cause" for purposes of Rule 14a-8(h)(3) despite his claim that he was unable to find anybody in the Houston area to present his proposal); *Sonat Inc.* (January 6, 1994) (schedule conflicts and personal inconvenience are not "good cause" for purposes of Rule 14a8(h)(3)); *Harnischfeger Indus., Inc.* (December 15, 1992) (proponent "offered no explanation accounting for his failure to present his proposal").

Rule 14a-8(h)(3) provides that if a proponent or his or her qualified representative fails to appear and present a proposal, without good cause, the Company is entitled to exclude any of the proponent's proposals at any meetings held in the following two calendar years. As such, the Company believes the Proposal should be excluded from the 2008 Proxy Materials under Rule 14a-8(h)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(h)(3).

Exhibit A

Citigroup Inc.
Corporate Secretary of Citigroup
399 Park Avenue
New York, N.Y. 100

November 8, 2007

Dear Secretary,

I would like to propose the following for consideration at the next meeting of the shareholders of Citigroup:

It is incumbent that each shareholder be it an individual or fund manager, who represents their client, holds the directors and named executives accountable for their decisions.

The year 2007 has provided ample evidence of past management decisions effecting current earnings and stockholder value. The decision to engage in the purchase of subprime loans has had a devastating effect on stockholder value. Named executives and directors were acquiescent in the decision to acquire these high risk, high reward instruments. Therefore in order to make the directors and management more accountable for the impact of their decisions to the owners of the corporation; the stockholders, I propose that the execution of any vested stock award occur after the full impact of these decisions have had a chance to be manifested. Too often the award is predicated on short term results before the full weight of the decision has been felt. To achieve more equity between the company's management and the shareholders I propose the following:

RESOLVED: "The board modifies the granting of any stock awards under any plan or program to named executives and directors to include the provision that the sale of underlying shares acquired through these programs are restricted until a period of three years has lapsed from the date of the vesting."

Thank you for your consideration.

John G Carlevaro
P.O. Box 776
Cypress TX 77410

Certified mail 7005 1820 0002 3622 0989

John Carlevaro
PO Box 776
Cypress, Tx 77410

7005 1820 0002 3622 0989

CERTIFIED MAIL™

US POSTAGE
PAID
CYPRESS, TX
77429
NOV 08 07
AMOUNT
$5.21
0000
10043
00031959-09

Executive Communication
LJC, 4/2-1

Citigroup, Inc.
Corporate Secretary of Citigroup
399 Park Avenue
New York, NY 10043

Exhibit B

Shelley J. Dropkin

November 19, 2007

Mr. John G. Carlevaro
P.O. Box 776
Cypress, TX 77410

Dear Mr. Carlevaro:

Citigroup Inc. acknowledges receipt of the stockholder proposal you submitted for consideration by Citigroup's stockholders at the Annual Meeting in April 2008.

Please note that you are not eligible under SEC rules to submit this proposal at the 2008 Annual Meeting because you did not appear, or have a representative appear, to present your proposal at the 2007 Annual Meeting. Rule 14a-8(h)(3) states: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all your proposals from its proxy materials for any meetings held in the following two calendar years." It is in all of Citigroup's shareholders' interest for Citigroup to follow the rules established by the SEC regarding stockholder proposals – including, among others, those related to ownership requirements and appearance at annual meetings. A stockholder who undertakes the submission of a proposal is presumed to be knowledgeable of the SEC's rules for such submissions, which are publicly available on the SEC's website. The inclusion of a stockholder proposal in a company proxy statement involves the expenditure of company funds and employee time and resources. You will be eligible to submit a proposal for the 2010 proxy statement.

As such, we kindly request that you withdraw your proposal by signing, dating and returning the enclosed letter.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Shelley J. Dropkin

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration of the information provided by Citigroup Inc. ("Citi") evidencing that I am ineligible to submit a stockholder proposal based on Rule 14a-8(h)(3), I hereby withdraw the Proposal I submitted to Citi for the 2008 Annual Meeting.

____

John G. Carlevaro

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

The proposal relates to stock awards.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(h)(3). We note your representation that Citigroup included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END